UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: February 21, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Dewi Simatupang ---------------------------------------------------- (Signature) Dewi Simatupang Acting VP Investor Relations

Number	:	Tel.13/LP 000/DCI-M0200000/2024

Jakarta,	February 21, 2024

To

Board of Commissioners of the Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivatives, and

Carbon Exchange Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	The Launch of Merah Putih 2 Satellite

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015, Paragraph 2 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk (“Telkom”)
Business Sector	:	Telecommunication
Telephone	:	(+62) 21 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	The Launch of Merah Putih 2 Satellite
2.	Date	February 21, 2024, 03.11 (Jakarta Time) / February 20, 2024, 03.11 PM (Florida Time)
3.	Description

On February 21, 2024, Jakarta, Indonesia Time, Telkom with its subsidiaries PT Telkom Satelit Indonesia (“Telkomsat”) has launched New Satellite in Cape Canaveral, Florida, USA.

The New Satellite is named Merah Putih 2 Satellite. This is TelkomGroup’s 11th satellite and the first satellite that are equipped with High Throughput Satellite (“HTS”) technology also known as broadband satellite. The satellite was launched by Falcon 9 rocket and will be positioned at orbital slot of 113 degrees East Longitude.

Satellite Merah Putih 2 has a capacity up to 32 Gbps, carrying active transponder in the C-band and Ku-band that will cover all areas of Indonesia. As a country in the equatorial area with high precipitation, we are expecting this satellite to become a reliable HTS or broadband satellite in Indonesia due to the combination of two frequencies in the satellite where the C-Band frequency is a frequency that has the best performance against high precipitation.

In addition, this HTS technology is a technology designed with a small coverage area on earth but with a lot of spot coverage (multispot beam), so the satellite can provide a large amount of transmission in the area covered by the beam. The transmitting power of the satellite is identical to the amount of data that the satellite can send to that location.

4.	The Impact of the Events

Merah Putih 2 Satellite is planned to be ready for service in April 2024 and will be utilized to improve digital equality in Indonesia by providing satellite-based backhaul services, developing maritime businesses in Indonesia, and supporting data sovereignty through lessen our dependence to foreign satellite capacity.

5.	Others

The vendor selection and satellite procurement processes has been done in accordance with the applicable regulations and good corporate governance principle. From the business perspective, the vendor selection process has considered the lowest cost per Gbps so it can produce satellites with bigger capacity at competitive price.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Dewi Simatupang

Dewi Simatupang

Acting VP Investor Relations